Exhibit 99.1

Bellatrix Announces 2014 Year-End Disclosure Documents

TSX: BXE

CALGARY, March 20, 2015 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce the filing of its Annual Information Form for the year ended December 31, 2014 (the "AIF") with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval ("SEDAR"). In addition, Bellatrix has filed its Annual Report on Form 40-F for the year ended December 31, 2014, which includes the AIF, with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The AIF contains reserves data and other oil and gas information as required by National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators.

On March 12, 2015, Bellatrix filed its Audited Consolidated Financial Statements for the year ended December 31, 2014 and related Management's Discussion and Analysis on both SEDAR and EDGAR.

An electronic copy of each document may be obtained on Bellatrix's website at www.bellatrixexploration.com, on Bellatrix's SEDAR profile at www.sedar.com and on Bellatrix's EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of these documents is available, free of charge, by contacting Investor Relations at the toll free number listed below or by requesting them through our website.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270 or Troy Winsor, Investor Relations (800) 663-8072, Bellatrix Exploration Ltd., 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 19:00e 20-MAR-15